Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

Speaker/original language Script E Speaker/original language Script J Gary Dickerson/English The joining together of Applied Materials and Tokyo Electron is an historic move to create a new global innovator for the semiconductor and display industries. We’re bringing together great people and very strong technology and products to accelerate the value we create for our customers, create greater value for shareholders, and more opportunities for our employees. I’m very excited about this merger of equals and believe that together we will create a better future for our new company. Working together we can solve our customers’ high value problems better, faster, and at lower cost. Gary Dickerson/English Higashi/Japanese There are three significant things about this merger. The first is that it is bringing together two leading Higashi/Japanese

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Tsuneishi/Japanese

companies from Japan and the United States in a merger of equals.

The second is that each company has an extremely broad technical product range.

A further point is that this merger represents a decision to create a truly global company. I believe this is a highly significant for the development of Japanese and US technology and also for the overall semiconductor industry.

This merger makes it possible for us to envision growth in this industry for the next 50, 60 or 100 years. The new company will bring together global technology, people and management assets to drive the entire organization forward. We will see a new level of evolution. This will enable us to support and earn even greater appreciation from our customers.

Tsuneishi/Japanese

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Michael Splinter/English

A merger of a Japanese and an American technology leader has never been done before. We will be part of something new and very special. This great challenge will take all of us, working together across our different countries, cultures, product lines and areas of expertise.

Bob Halliday/English

I think initially I need to communicate the strategic value of the transaction, as CFO, to investors employees and customers. I think the second part is to get to know all of the people at Tokyo Electron, because I think you build relationships with people, and that’s what drives companies. It isn’t processes, it isn’t build instructions, it isn’t policies. It’s person relationships, because those personal relationships will help you bridge and transition

CFO

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through all the challenges you might have.

Barry Meyer/English

We will have the most talented group of employees, spanning the globe, ready, willing and able to not only meet but exceed all of our customers’ expectations. Both of our companies have had a long legacy of success that has been built around the hard work and incredible dedication of all of our employees.

Barry Meyer/English

Mary Humiston/English

This is just the start of the journey and I think as we enter into the integration phase we all have the ability to shape it, and to create history. We will, for sure, individually learn a lot, and there will be personal growth. In addition, there will be more development opportunities, for our combined employees going forward than ever before, and more career growth opportunities.

Mary Humiston/English

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Tsuneishi/Japanese

In this new company, everyone will be able to contribute to our industry leadership and our winning strategy. I firmly believe that when people look back in years to come, they will be proud of the company they helped to create.

Tsuneishi/Japanese

Kitayama/Japanese

The multiplier effect is very important. This means that each company has to make progress. If we don’t each up our game by more than a factor of one, the outcome will be zero. One times zero is always zero. But once we break through one, the sky is the limit.

That’s what we should be aiming for.

Kitayama/Japanese

Randhir Takur/English

We both share the same passion of innovating at the leading edge of our customers’ roadmaps, and our workforce is the best in the

Randhir Takur/English

(winner)

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semiconductor equipment industry. Our combined operation will create a world class team of engineers working in the field, that will enable us to better understand and respond to our customers’ needs. As devices get more and more complex, our customers will be able to count on us to have an even broader and deeper capability to support them.

Ito/Japanese

Bringing our two leading companies together is a potent combination of Applied Material’s expertise in materials development and Tokyo Electron’s strength in equipment development. We have the opportunity here to provide incredible value to our customers.

Ito/Japanese

Ali Salehpour/ English

What we’ll be able to do, is we’ll be able to accelerate the industry roadmap, both in device performance

Ali Salehpour/ English

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and in yield, and perhaps more importantly on cost. Most of these technologies require major innovation, and I think between the complementary pieces that we have in these companies we should now be able to look at unique ways to solve device performance yield and the cost factors that our customers are looking for

Washino/Japanese

In displays there are multiple new technologies being developed, from OLED and flexible displays through to 3D. This brings us significant opportunities but also many challenges. The technical hurdles in these new businesses are very high, and merely combining our existing knowledge won’t be enough to clear them. Our teams are going to have to reach determinedly for the next level.

Washino/Japanese

O OLED

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Higashi/English

Now, world history and economics is changing rapidly, so it’s time for us to change.

Tsuneishi/English

Washino/English

This merger, really, is going to bring explosive innovation.

Tsuneishi/English

That will create challenges and opportunities for everyone in the team

Washino/English

Ito/English

We can do it. We are top companies in this industry. We can produce great value

Ito/English

Randhir Takur/Japanese

I am very much looking forward to working with my new colleagues in Japan.

Randhir Takur/Japanese

Nihon no shain no katagata to issho ni o-shigoto suru no wa, tanoshimi ni shite imasu.

Gary Dickerson/English

This merger is a bold step forward that will shape the industry for the next 50 years and beyond. We are confident that we can work together as one team to achieve our vision.

Gary Dickerson/English

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Higashi/Japanese

This merger is driven by our determination to create growth, and that has to be positive for our employees. We simply would not be doing this if it didn’t lead to a brighter future.

Higashi/Japanese

Mike Splinter/English

I’d like to ask all the employees of Tokyo Electron and Applied Materials to join together in the spirit of forming this new company and new family. This is our future.

Mike Splinter/English

This is our future.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, and Tokyo Electron (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed HoldCo, trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’s and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’s and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’s and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’s filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

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No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’s stockholders in connection with the proposed Business Combination. Information about Applied Materials’s directors and executive officers is set forth in Applied Materials’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed

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with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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